[WILSON SONSINI GOODRICH & ROSATI LETTERHEAD]

January 31, 2014

VIA EDGAR AND COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F St NE

Mail Stop 3030

Washington, D.C. 20549

Attention:

Russell Mancuso, Branch Chief

Martin James, Senior Assistant Chief Accountant

Kate Tillan, Assistant Chief Accountant

Patricia Armelin, Associate Chief Accountant

Ted Moskovitz, Legal Examiner

Kevin Kuhar, Staff Accountant

Re:	Inogen, Inc. Supplemental Submission Dated January 31, 2014 Amendment No. 2 to Registration Statement on Form S-1 Filed January 16, 2014 File No. 333-192605

Ladies and Gentlemen:

On behalf of Inogen, Inc. (the “Company”) and in connection with the submission of our letter dated January 28, 2014 (the “Response Letter”), relating to Amendment No. 2 to Registration Statement on Form S-1, File No. 333-192605 (the “Registration Statement”), we supplementally submit this letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in order to assist the Staff to further understand the Company’s revenue recognition practices and clarify the Company’s response to comment 8 in the Response Letter.

For the convenience of the Staff, we are providing the Staff with copies of this letter by courier.

The Company supplementally advises the Staff that the Company considered when it became reasonably assured that a patient who entered into a lease agreement with the Company for oxygen rental services would reach the capped rental period. The Company performed an analysis on an iterative basis

United States Securities and Exchange Commission

January 31, 2014

and considered all monthly periods beginning with the 28th month through the 35th month and reviewed what the likelihood was that a patient would enter the capped period if they were in the lease agreement at the 28th - 35th month of service and determined that the 80% threshold was met in the 30th month. The Company reviewed a population of 2,237 patients who entered into a lease agreement with the Company for oxygen rental services in the three year period ending December 31, 2012 and reached the 30th month of the reimbursement period at any time before June 30, 2013 in order to determine how many of those patients would reach the capped rental period by December 31, 2013. Of those 2,237 patients, 1,792 patients continued on service from the 30th month through the 36th month and reached the capped rental period, which is an 80.3% likelihood. As a result, the Company concluded that if a patient reaches month 30 that there is reasonable assurance that they will reach the capped rental period. If it were determined that each 30 day period constituted a new lease, before the 30th month of reimbursement there is less than an 80% likelihood that a patient will reach the capped rental period and thus there is no reasonable assurance that there is a bargain renewal option inherent in the lease term.

Due to this additional analysis, the Company reconsidered its previous materiality analysis using the assumption that if a patient reaches the 30th month of reimbursement, the Company should consider that the lease term at that point includes a bargain renewal option with a total lease term of 14 months (6 months reimbursement period remaining and 8 months expected in the capped period). The Company deferred a portion of the revenue earned in the 6 month period over the 14 month period using a straight-line methodology. The Company would have to consider the appropriate lease guidance to confirm that this change in lease accounting would not change these leases from operating leases to capital leases, but for purposes of this analysis the Company ignored this potential issue.

This resulted in reduced impacts on revenue and net income, which the Company concluded were immaterial to the overall financial results. In addition, the Company would like to reiterate that while the net income impact in 2012 is significant on a percentage basis, the Company considers both of these results as breakeven and not materially different to investors. Revenue materiality is much more relevant to the investors considering an investment in the Company as the Company is typically grouped into the high growth small cap category that is usually valued off of a multiple of revenue. Additionally, the Company believes that this will have a smaller impact on both revenue and net income going forward because Competitive Bidding has forced the Company to decrease the number of patients the Company can accept for new lease agreements who are later in the 36 month period. As the Company enters into lease agreements with patients who are earlier in the 36 month reimbursement period, it becomes less likely that these patients will reach the capped period.

United States Securities and Exchange Commission

January 31, 2014

(Dollars in thousands)	Twelve Months Ended	Twelve Months Ended	Nine Months Ended
	12/31/2011	12/31/2012	9/30/2013
Net Estimated Revenue Reduction to Defer over usage life	$436	$614	$276
Revenue	$30,634	$48,576	$55,681

Revenue including Revenue Deferral associated with capped period	$30,198	$47,962	$55,405
% Revenue Impact	-1%	-1%	0%

Net Estimated Net Income Reduction to Defer over usage life	366	483	118
Net Income	(2,002)	564	3,464

Net Income including Revenue Deferral associated with capped period	(2,368)	81	3,364
% Net Income Impact	-15%	86%	3%

The Company would also like to expand on its previous response to discuss the impact on lease classification criteria assuming that the bargain renewal option is considered to be reasonably assured at inception for about 24% of the leases. Specifically the Company analyzed the minimum lease criteria under ASC 840-10-25-1d. The Company considered the following inputs when analyzing if the ASC 840-10-25-1d lease classification criteria would be met:

•	The Company concluded in both 2011 and 2012 the FMV of a direct-to-consumer cash sale of an equivalent configuration would be $2,820, which would imply that 90% of this value would be $2,538.

•	The Company considered both the Medicare standard allowable rates and the Competitive Bidding Round 1 rates in both 2011 and 2012 of $158 - $228 per month.

•	The Company considered that a lease would be 24 months (average length a patient is on service) of which 9 months would be in the capped period with the Company receiving 15 months of rent (this is similar to the assumptions used in the Company’s January 16, 2014 response letter to the Staff).

•	The interest rate implicit in the lease was calculated to be approximately 47% per annum (3.9% per month) and an equipment residual value at the end of the lease term was estimated to be approximately $535.

The Company concluded that in 91% of the leases, the lease present value as computed above exceeded 90% of the fair value of the equipment. The Company then considered the additional two criteria for classification as a capital lease in ASC 840-10-25-42. The Company believes it would satisfy the “collectability of the minimum lease payments is reasonably predictable” criteria since it has assumed that the bargain renewal option is reasonably assured. In terms of the second criteria, the Company also believes that would be met since there are no uncertainties surrounding the amount of non-reimbursable

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costs yet to be incurred by the Company. Given that the lease classification criteria have been met, the lease would be considered a sales-type capital lease since the Company is the manufacturer of the product. The conclusion that the bargain renewal option is reasonably assured therefore has significant unintended consequences.

Treating these leases as having a term longer than 30 days or as capital leases has been flatly rejected by the Company’s competitors who are subject to the same 36 month oxygen reimbursement cap. A review of revenue recognition practices within the industry shows that the Company’s competitors recognize revenue over the same one month lease term. Examples include:

Excerpt from Apria Healthcare Group Inc. Form 10-K (filed March 11, 2013), page 41:

•	“Revenue generated from equipment that we rent to patients is recognized over the rental period, typically one month, and commences on delivery of the equipment to the patients.” (emphasis and italics added).

Excerpt from Apria Healthcare Group Inc. Form 10-K (filed March 11, 2013), page 68:

•	“A lessor is required to recognize rental income over the lease term. Rental of patient equipment is billed on a monthly basis beginning on the date the equipment is delivered. Since deliveries can occur on any day during a month, the amount of billings that apply to the next month are deferred. Only the direct costs associated with the initial rental period are deferred.”

Excerpt from Lincare Holdings Inc. Form 10-K (filed February 23, 2012), page 25:

•	“Once initial delivery of rental equipment is made to the patient, a monthly billing cycle is established based on the initial date of delivery. The Company recognizes rental arrangement revenues ratably over the monthly service period and defers revenue for the portion of the monthly bill that is unearned.” (emphasis and italics added).

Excerpt from Lincare Holdings Inc. Form 10-K (filed February 23, 2012), page 7:

•	“On February 1, 2006, Congress passed the DRA legislation which changed the reimbursement methodology for oxygen equipment from continuous monthly payment for as long as the equipment is in use by a Medicare beneficiary, which includes payment for oxygen contents, related disposable supplies and accessories and maintenance of equipment, to a capped rental arrangement whereby payment for oxygen equipment may not extend over a period of continuous use of longer than 36 months…. The oxygen provisions contained in DRA became effective on January 1, 2006…. Accordingly, the first month in which the new payment methodology impacted our net revenues was January 2009. We anticipate that these oxygen payment rules will continue to negatively affect our net revenues on an ongoing basis, as each month additional customers reach the 36-month capped service period, resulting in up to two or more years without rental income from these customers. During 2011, we estimate that our sequential net revenues were reduced as a result of additional customers reaching the payment cap by approximately $20.2 million when compared to the prior year period.”

United States Securities and Exchange Commission

January 31, 2014

Excerpt from Rotech Healthcare Inc Form 10-K (filed March 14, 2012), page 36:

•	“Our rental arrangements generally provide for fixed monthly payments established by fee schedules for as long as the patient is using the equipment and medical necessity continues (subject to capped rentals which limit the rental payment period in some instances). Once initial delivery is made to the patient (initial setup), a monthly billing is established based on the initial setup service date. We recognize rental arrangement revenues ratably over the monthly service period and defer revenue for the portion of the monthly bill which is unearned.” (emphasis and italics added).

Given the industry practice of recognizing revenue over the monthly rental period, any change in revenue recognition would be misleading to investors as it would incorrectly imply that there was reasonable assurance that such revenue could be expected to be generated over that period and would also make it difficult for investors to compare the Company to its peers.

*  *  *

Please direct your questions or comments regarding this supplemental letter to me at (858) 350-2350 or Martin J. Waters at (858) 350-2308.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Zachary B. Myers

Zachary B. Myers

cc:	Alison Bauerlein, Inogen, Inc.

Raymond Huggenberger, Inogen, Inc.

Martin J. Waters, Wilson Sonsini Goodrich & Rosati

B. Shayne Kennedy, Latham & Watkins LLP

Timothy Clackett, BDO USA LLP

Scott Hammon, Macias Gini & O’Connell LLP